EXHIBIT 4.8

Arel Communications & Software Ltd.

Effective July 9, 2003

Dear Zvi:

The following summarizes our agreement with respect to the cessation of your duties, and the termination of your employment, with Arel Communications & Software Ltd. (the “Company”):

1.     You will continue in the employ of the Company until May 8, 2004 (the “Termination Date”). Provided, however, that at any time until April 8, 2004, you shall have the right to terminate your employment earlier than the Termination Date, upon a 14 day advance written notice. In such a case, your Shortened Termination Date shall be 14 days after handing such a notice which may not be delivered to the Company before November 8, 2003 (the “Shortened Termination Date”). Until November 8, 2003, you shall be available at all times to work for the Company, either from the Company’s office or from your home, as shall mutually be agreed upon by the Company’s Chief Executive Officer and you in good faith. Between November 9, 2003 and the Termination Date or the Shortened Termination Date (as the case may be) you shall remain an employee of the Company exercising your unused days of vacation.

2.     Effective as of the Termination Date or the Shortened Termination Date (as the case may be), your duties as President of the Company as well as any other duties related to positions held by you as an executive in the Company and/or any of its associated or subsidiary companies, except for your position as an alternate director on the Company’s Board of Directors, shall cease and you shall cease to be an employee of the Company.

3.     You shall receive (subject to Section 7 below) the following:

3.1	Until the Termination Date or Shortened Termination Date (as the case may be) you shall continue to enjoy all wages, social and fringe benefits to which you were entitled during the term of your employment;
3.2	In case you shall notify the Company of a Shortened Termination Date, the Company shall pay you, not later than 30 days after the Shortened Termination Date, an amount equal to $11,000 for each full month remaining until the Termination Date (and a pro-rata amount for part of a month);
3.3	An aggregate payment of $15,000 which shall be paid no later than August 31, 2003;
3.4	An aggregate payment of $25,000 which shall be paid no later than November 1, 2003;
3.5	An aggregate payment of $25,000 which shall be paid no later than February 1, 2004;
3.6	On May 8, 2004 or earlier if the Company so decides but not earlier than the Shortened Termination Date, the Company shall provide you with a letter for the release of your Managers’ Insurance and Education Fund instructing the transfer of all the amounts accumulated in your Managers’ Insurance Policy and Education Fund; and
3.7	On May 8, 2004 or earlier if the Company so decides but not earlier than the Shortened Termination Date,, the Company will provide you with the difference between $154,515 and the proceeds from the release of the sum accrued on account of severance pay in your Managers’ Insurance, which together constitute the entire severance payment you are entitled to receive pursuant to applicable law.
4.
4.1	Payments quoted in US Dollars shall be paid according to the representative rate of exchange published by the Bank of Israel which may be known on the date of payment.
4.2	In the event that the Company shall not pay you the requisite amount set forth in the relevant sub section above, within 30 days of the date set forth therein, such requisite amount which was not paid to you according to this Letter, shall bear interest at a rate equal to 10% compounded annually.

5.     We hereby confirm that as of the Termination Date or the Shortened Termination Date (as the case may be), you will have the following outstanding and vested options: (i) 90,000 options to purchase 90,000 Ordinary Shares of the Company, nominal value of NIS 0.001 each, at a price per share of $3.16; and (ii) 125,000 options to purchase 125,000 Ordinary Shares of the Company, nominal value of NIS 0.001 each, at a price per share of $2.25 (collectively, the “Options”). The Options shall expire on July 9, 2005.

6.     On the Termination Date or Shortened Termination Date (as the case may be), you shall return to the Company the Company car, cellular-phone, all documents, instruments and/or objects of the Company in your possession.

7.     The above remuneration and rights including the receiving and the exercise of the options, constitutes the full and complete consideration due to you with respect to your employment with the Company and/or the termination of your employment with the Company and/or your Employment Agreement with the Company (the “Employment Agreement”) and include all compensations, including for unused vacation days, and reimbursements for all obligations, expenses and costs of whatever nature to be incurred by you. Any and all taxes and levies which in accordance with the law are imposed on employees, shall be borne by you, and shall be withheld at source by the Company in accordance with applicable law.

8.     The Company hereby undertakes not to make any disparaging comments about you or your work as the President of the Company.

9.     This Letter and the terms and conditions set forth herein, are subject to the approval of each of the Company’s Audit Committee, Board of Directors and shareholders meeting.

10.     The Company, subject to the full, complete and timely execution of the obligations set forth in this Letter and the attached letter from you to the Company, hereby irrevocably, ultimately and unconditionally, waives and relinquishes any and all rights, claims, demands and/or actions against you, except for any claim arising from (i) a breach of your fiduciary duties towards the Company; or (ii) any action pursuant to which the Company would have been entitled to terminate your employment without having to pay severance. To the Company’s actual knowledge as of the date hereof, you have not breached your fiduciary duties towards the Company and have not taken an action pursuant to which the Company would have been entitled to terminate your employment without having to pay severance.

11.     The Company hereby clarifies that following November 8, 2003, it will have no objection to you being employed with an additional employer, provided that your employment with such employer does not breach your non-compete undertaking set forth in Section 15 of the Employment Agreement.

___________________________
Arel Communications & Software Ltd.
By: _________________________
Title: _______________________

I, hereby acknowledge my agreement to the foregoing, and certify as follows:

1.     Subject to the full, complete and timely execution of all of the obligations set out in the Letter attached hereto (the “Letter”), including my receipt of the full remuneration and rights including the receiving and the exercise of the options, as set forth in the Letter, the Company (as defined in the Letter) will have discharged any and all obligations with respect to my employment with the Company and/or the termination of my employment with the Company and/or the Employment Agreement (as defined in the Letter). Except as specified above, I shall not be entitled to obtain any payment and/or performance and/or other remedy from either the Company and/or any of its employees, officers, directors, representatives and/or consultants with respect to my employment with the Company and/or the termination of my employment with the Company and/or the Employment Agreement.

2.     Subject to the full, complete and timely execution of all of the obligations set out in the Letter, including my receipt of the full remuneration and rights including the receipt and the exercise of the options, as set forth in the Letter, I hereby irrevocably, ultimately and unconditionally, waive and relinquish any and all rights, claims, demands and/or actions towards the Company, its subsidiaries and/or any of their employees, officers, directors, representatives and/or consultants (the “Released Parties”) with respect to my employment with the Company and/or the termination thereof and/or the Employment Agreement.

3.     [THIS SECTION IS TRANSLATED FROM HEBREW ORIGINAL] I hereby undertake not to make any disparaging comments about the Company in any way or manner. Notwithstanding the foregoing, in the context of my serving as an alternate director of the Company I will act and express myself freely as my fiduciary duties as an alternate director of the Company require.

4.     This document constitutes, inter alia, a settlement and discharge acknowledgment with respect to severance pay (Pitzuai Pitturim) in accordance with Section 29 of Severance Pay Law. For the avoidance of doubt, it is hereby clarified that the Company has allowed me to terminate my employment prior to the Termination Date (as defined in the Letter) pursuant to section 1 of the Letter on the basis that this in no way impedes the Company from paying me severance pay on May 8, 2004 and not at such time I terminate my employment prior to the Termination Date. I, after reviewing this issue with and receiving legal advice from Adv. Ronit Jaffe, hereby waive any claim I may have regarding the timing of payment of severance pay in the event that such payment is made no later than May 8, 2004.

5.     On the Termination Date or Shortened Termination Date (as defined in the Letter) (as applicable), I shall return to the Company the Company car, cellular-phone, all documents, instruments and/or objects belonging to the Company in my possession and will comply with the terms of Sections 14 (Confidentiality) and 15 (Competitive Activity) of the Employment Agreement.

__________________ Mr. Zvi Klier Dated:_________, 2003